Oct 26, 2016 3Q 2016 Earnings Release Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process. Exhibit 99.1

3Q Operating Performance Major Business Activities 2016 Business Plan ▶ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

POSCO Earnings Release ｜October 26, 2016 6,299 6,010 6,107 Operating margin reached 14% as WP product sales increased and cost-cutting efforts continued 2015.3Q 2016.2Q 2016.3Q 9,712 9,007 9,800 598 557 570* (billion KRW) 10.1% 11.9% 14.0% 638 713 852 9,066 8,861 9,304 2015.3Q 2016.2Q 2016.3Q 2015.3Q 2016.2Q 2016.3Q 311 579 346 2015.2Q 2016.2Q 2016.3Q Carbon Steel 8,595 8,358 8,800 S T S 471 503 504 2015.3Q 2016.2Q 2016.3Q Domestic 4,264 4,775 4,460 Exports (%) 4,544 (51.6) 4,230 (47.0) 4,485 (50.1) Invento-ries 1,438 972 1,286 1,323 21.7% 19.2% 16.9% △830 2015.3Q 2016.2Q 2016.3Q 9,005 8,808 8,945 10 * Gwangyang No.5 BF Revamping completed (Feb 16~Jun 7) * Forex-related effect △9 thousand KRW/ton, (2Q) \/$1,163 → (3Q) 1,119 3Q Operating Performance Parent Income Production Sales Profit [Product production] [Sales Volume and Inventories] [Financial structure] (thousand tons) (thousand KRW/ton, billion KRW, thousand tons) Crude Steel Steel Product Revenue Carbon Steel Price Product sales volume OP Margin Operating Profit Net Income Liabilities to Equity Net Debt

POSCO Earnings Release ｜October 26, 2016 12,857 △658 4.7% 5.3% 13,996 221 (billion KRW) 12,748 476 8.1% △0.6% 2.5% ROE* 2015.3Q 2016.2Q 2016.3Q 2016.2Q 2016.3Q 3.1% 2015.3Q 2016.2Q 2016.3Q 24,026 21,761 84.9% 75.9% 70.4% Net Profit (billion KRW) Revenue Operating Profit Net Income 2015.3Q 2016.2Q 2016.3Q 2015.3Q 2016.2Q 2016.3Q 2015.3Q 2016.2Q 2016.3Q Steel 11,177 10,609 10,727 540 734 1,006 △234 170 663 Trading 6,533 6,111 6,364 95 86 87 8 32 △5 E & C 2,308 1,784 1,903 30 △171 △103 △60 △162 △170 Energy 451 326 378 18 △9 4 5 △35 △18 I C T 241 218 193 11 11 12 △49 6 6 Chem/Ma-terials, etc 677 608 600 12 39 35 △24 26 24 Total 21,387 19,656 20,165 706 690 1,041 △354 37 500 27,331 * Annualized 652 679 1,034 8,792 8,405 8,050 2015.3Q Consolidated operating profit recorded 1 trillion KRW, as performance of POSCO and overseas steel mills improved 3Q Operating Performance Consolidated Income Revenue/Operating Profit Net Income/ROE Financial Structure OP Margin Revenue Operating Profit Liabilities to Equity Total Debt Cash Balance (billion KRW) (billion KRW)

3Q Operating Performance

※ Operating Performance of Major Domestic Subsidiaries

POSCO Daewoo

- **Despite increased gas production volume[1], profit dropped due to restructuring loss-making businesses[2]**

[1] (2Q) 34.8 bln ft^3 → (3Q) 46.2 bln ft^3

[2] Allowance for bad debt (Daewoo Paper etc) △18 bln

[Operating Profit] (Parent, billion KRW)


82
81
64
2015.3Q
2016.2Q
2016.3Q

POSCO E&C

- **Loss continued as expense went up due to cost recognition of orders**
  - CSP-related Loss
  : (2Q) △207 → (3Q) △4 billion KRW

[Operating Profit] (billion KRW)

*Including E&C Brazil


59
△180
△27
2015.3Q
2016.2Q
2016.3Q

POSCO Energy

- **Loss decreased from 2Q, as power generation performance picked up due to higher electricity demand**
  - LNG power generation : (2Q) 2,185 → (3Q) 2,657 Gwh
  - Electricity price : (2Q) 80.7 → (3Q) 87.5KRW/kWh

[Operating Profit] (Parent, billion KRW)


10
△16
△4
2015.3Q
2016.2Q
2016.3Q

POSCO Chemtech

- **Profit improved as quicklime sales volume and chemical product price increased**
  - Chemical product (Tar) price went up by 33% (from 2Q)

[Operating Profit] (Parent, billion KRW)


25
16
23
2015.3Q
2016.2Q
2016.3Q

POSCO ICT

- **Profit level remained stable as cost reduction continued while major projects were completed**
  - Continued effort to improve performance by expanding Smart Biz* orders

[Operating Profit] (Parent, billion KRW)


11
12
12
2015.3Q
2016.2Q
2016.3Q

*Energy efficiency, Smart Factory, etc

POSCO C&C

- **Profit continued to step up as WP product sales increased and cost reduction efforts continued**
  - WP product sales portion
  :('15.3Q) 26 → ('16.2Q) 36 → (3Q) 38.8%

[Operating Profit] (Parent, billion KRW)


8
10
11
2015.3Q
2016.2Q
2016.3Q

POSCO Earnings Release | October 26, 2016
5

3Q Operating Performance

※ Operating Performance of Major Non-steel Subsidiaries

Overseas Steel Subsidiaries (Aggregated)


132
11
△115
3Q15
2Q16
3Q16

* Integrated mill+rolling mill+ Processing centers+Raw materials

PT Krakatau POSCO

- **3Q turned profit as ASP upturned and cost reduction efforts continued**
  - ASP (U$/t) : Plate) 459 (+57)
    Slab) 377 (+83)
  - Cost reduction made 81% of progress (2016 target U$31 million)


[Operating Profit]
(Parent, billion KRW)
△71
△20
39
2015.3Q
2016.2Q
2016.3Q

ZPSS(Zhangjiagang STS)

- **Marginalized the impact from Ni price hike by increasing product price**
  - Product price (U$/t) : (2Q) 1,623 → (3Q) 1,687
  - LME Li (U$/t) : (2Q) 8.8 → (3Q) 10.3 thousand


[Operating Profit]
(Parent, billion KRW)
△38
38
22
2015.3Q
2016.2Q
2016.3Q

POSCO Mexico

- **Operating profit improved as domestic price went up due to auto steel supply shortage**
  - Product price(U$/t) : (2Q) 553 → (3Q) 594


[Operating Profit]
(Parent, billion KRW)
2
7
11
2015.3Q
2016.2Q
2016.3Q

POSCO Vietnam

- **Profit climbed as product price and export sales volume increased**
  - Sales volume (thousand tons) : (2Q) 244 → (3Q) 324
  - Product price (U$/t) : (2Q) 453 → (3Q) 514


[Operating Profit]
(Parent, billion KRW)
△2
7
15
2015.3Q
2016.2Q
2016.3Q

POSCO Maharashtra

- **Profit increased as domestic price went up due to tariffs against imported steel products**
  - Domestic price surged under the effect of reference price hike effective from Aug.


[Operating Profit]
(Parent, billion KRW)
3
4
7
2015.3Q
2016.2Q
2016.3Q

POSCO Earnings Release | October 26, 2016
6

3Q Operating Performance Major Business Activities 2016 Business Plan ▶

Major Business Activities

Strengthen Steel Competitiveness

World Premium product sales continued to expand through Solution-marketing activities

Solution marketing-related sales volume increased and WP* portion expanded

[Solution marketing-related sales volume]


(thousand tons)
856
874
+19.7%
1,046
2016.1Q
2016.2Q
2016.3Q

[WP product sales volume and portion]


(thousand tons, %)
Portion
44.5
45.3
48.1
+5.2%
Sales volume
3,682
3,839
4,038
2016.1Q
2016.2Q
2016.3Q

* World Premium : POSCO's high-end steel category

[Solution-marketing cases for 3Q]


LPG

AL-coated TWB-HPF

- ✓ Improved function against coalition by hot press forming the tailored welded product (welding two products with different thickness/steel types)
- ✓ **Increased its usage in SM6 BIW** (3%→16%)

High heat input welded steel for oil storage tank

- ✓ Shortened the frequency of welding when making a tank, using POSCO's high heat input welded steel (TWCP)
- ✓ **Reduced** the manufacturing period and **cost for the customer**

Cable for LPG storage tank in Gwangyang

- ✓ **Enabled to reduce the tonnage of steel by 25%,** when applied high-strength PT cable in concrete. Also **strength improved** by using POSCO's high-strength tendon

Bolt for windmill

- ✓ Provided solution to expand the roundness of the bolt, by using Shot Blasting process instead of pickling. Reduced resistance and upgraded the life span by 3 times, from existing product
- ✓ **Replaced demand for imports**

Plate for UOE pipe**

- ✓ **Locked-in and contributed cost reduction of customers** by providing solution to increase strength when using POSCO's plate to make steel pipes

** Manufacturing method used when making widely rounded pipe with thick plate (U transformation –O transformation -Expansion)

POSCO Earnings Release | October 26, 2016
posco
8

Major Business Activities

Strengthen Steel Competitiveness

[STS] Profit started to edge up as raw material/steel price rebounded and effort to improve profitability continued

Raw material and product price trend


Nickel
(thousand $/ton)
8.5
8.8
10.3
Chrome
(thousand $/ton)
2.20
1.98
2.34
STS-300
Price
(thousand KRW/ton)
2,018
2,016
2,098
'16.1Q
2Q
3Q

Profitability enhancement

- **Extended solution-marketing in all areas and improve sales mix based on WP products**
  - Secured 20% of global exhaust muffler M/S, increased high-end product mix, such as securing plate volume of 100 thousand tons
  - Enabled customers to use POSCO-exclusive credit card when purchasing products, and allowed small-sized customers to have POSCO Inside™ recognition
- **Leveled down the fixed cost to the extent by extensive cost reduction compared to peers**
  - Reached mid-term target by increasing low-cost materials procurement and improving product quality and productivity
- **Overseas steel mills turned profit and enhanced global synergy**
  - Expanded local domestic M/S and run competitiveness enhancement program, as standardizing evaluation process

【 Aggregated STS* Revenue and Operating Profit ('15.1Q~'16.3Q, billion KRW)**】**


2,009
17
2,042
15
1,902
△12
1,880
0.5
1,834
65
2,047
75
1,974
126
'15.1Q
'15.2Q
'15.3Q
'15.4Q
'16.1Q
'16.2Q
'16.3Q

*Showed **2 integrated mills** (Pohang Works, ZPSS), **4 CR mills** (Thailand THAINOX, Vietnam P-VST, Turkey Assan TST, China QPSS), **1 Processing center** (Italy ITPC)

POSCO Earnings Release | October 26, 2016
9

Major Business Activities

Strengthen Steel Competitiveness

Took lead on creating demand for Giga Steel, in accordance with light-weight trend of automotive steel

*Giga Steel: Hyper high-strength steel with tensile strength over 980MPa, even among AHSS products (AHSS, U/X-AHSS, etc)

Auto steel trend

- As regulation against fuel efficiency and gas emission expected to intensify, automakers are keen on reducing weight of vehicles
  - ☞ Average steel usage in auto steel continues to decline, while **demand for Giga Steel is expected to burgeon** (expected CAGR 24.3%)

Demand outlook for Advanced High-strength steel (AHSS)

(million units, million tons)



Giga Steel
40
30
20
10
AHSS CAGR : 15.1%
U/X-AHSS
(Next generation AHSS)
AHSS(>980MPa)
AHSS(<980MPa)

	'15	'17	'20	'23	CAGR
Auto production	88.7	93.5	101.5	106.4	*2.3%*
Auto steel	81.3	83.6	86.3	86.4	*0.8%*
AHSS	12.1	16.8	27.4	37.3	*15.1%*
Giga%	**37%**	**51%**	**59%**	**69%**	***24.3%***

* Based on Light Vehicles Source : POSRI(Jun '16)

Giga Steel Strategy

Solution-marketing

Strengthened partnership with global automakers
- Speeded-up recognition on materials (35 completed, 14 under progress), Co-developed platforms (with 3 global automakers)

Developed customized solution for auto part makers
- Developed and provided solutions for light-weight auto parts (Cooperating with 5 companies, applied in 7 product types)

R&D

Developed product types for next generation AHSS
- Commercialized 1.2G level of steel and push for development of 1.5G level of steel

Improved production yield of Giga Steel and secured cost competitiveness
- Solved bottleneck issue by innovating process, improved quality and production efficiency

POSCO Earnings Release | October 26, 2016
10
posco

Major Business Activities

Strengthen Steel Competitiveness

Preparing for the future demand against earthquake, with POSCO's own seismic protection solution

Demand for earthquake resistant-design to increase

【Current status】

Buildings with earthquake-resistant design are below 30%

Steel structure → 100% oscillation-proof*
Rebar concrete → 40% oscillation-proof

【Expanded range of buildings to adopt earthquake resistance design】


Over 6 stories, 0.1 mil m²
Over 6 stories, 10,000 m²
Over 3 stories, 1,000 m²
Over 3 stories, 500 m²
Over 2 stories, 500 m²
1988
1995
2005
2015
2017

※ Types of earthquake proof technology


<Resistance>
<Isolation>
<Control>

WP product

- **SN steel/ Structural pipe**
  : Earthquake-resistant, Excellent weldability
- **800Mpa-level of Steel (HSA800)**
  : Tensile strength 140% to existing products, Same level of quality
- **TMCP Steel**
  : Strength maintained as designed, though thickness exceeding 40mm

※ **(Under development) High-Mn Steel**
: Excellent in reducing oscillation, and preferred application for damper (shock absorber)

POSCO's seismic protection solution



Structure

- Easy® Damper
- Easy® Coupling Damper
- Easy® Outrigger Damper
- Special Movement Frame
- Isolation for base, middle floor (Easy® HRB)

*Easy: Earthquake System

POSCO Earnings Release | October 26, 2016
11

POSCO Earnings Release ｜October 26, 2016 Completed restructuring 98 cases from 149 targeted subsidiaries/assets, scheduled to push to reach the total target by 2017 Restructuring progress 9 subsidiaries restructured (3Q) 8 cases completed as scheduled (3Q) 2015 2016 34 35 2017 16 (Number of restructured companies) 12 19 14 (Number of assets sold) Steel distribution sector restructuring Type 3Q Results Completed P-AST merger and decided to merge POSCO TMC and SPFC into P-P&S (Aug ‘16) E&C division restructuring Liquidated POSEC Hawaii Condo Biz. (Sep’16) Sold E&C Venezuela (Sep ’16) Overseas steel restructuring P-PZPC, merged into Zhangjiagang STS (Aug‘16) P-ESI, merged into Maharashtra, India (Aug ‘16) P-JWPC and P-JEPC merged, Japan (Sep ’16) Low-profitability & Non-core Biz. Sold PT.KPDC, in Chemical division(Aug ’16) Yingkou Puxiang Trade merged with its parent company (Aug ‘16) Assets as stakes and real estates Sold Pohang sewage treatment facility, New Seoul railroad (Aug ‘16) Sold remaining stakes of SeAH Changwon Integrated Special Steel (Sep ‘16) (2016 target) 2015 2016 2017 22 5 95 companies 54 cases 2014 4 2014 18 Speed-up Restructuring Major Business Activities (2016 target)

3Q Operating Performance Major Business Activities 2016 Business Plan ▶

2015 2016(f) POSCO Revenue (trillion KRW) 25.6 24.3 - Crude steel production (million tons) 38.0 37.2 - Product sales (〃) 35.3 35.3 CAPEX (trillion KRW) 2.0 2.1 Net Debt (〃) 0.4 △0.6 Consolidated Revenue (trillion KRW) 58.2 58.7 CAPEX (〃) 2.5 2.8 Net Debt (〃) 16.5 14.6 POSCO Earnings Release ｜October 26, 2016 Business Plan

▶ Appendix 1. Business Environment – Steel demand and raw materials 2. Financial Statements

POSCO Earnings Release ｜ October 26, 2016 Domestic Demand & Supply Outlook (million tons) 구 분 2013 2014 2015 2016(f) 　 1Q 2Q 3Q 4Q YoY Nominal Consumption 51.8 55.5 55.8 56.8 13.5 14.7 14.6 13.9 △ 2.5% Export 29.2 32.3 31.6 31.1 7.6 7.4 8.0 8.1 △ 0.1% Production 69.1 74.1 74.1 74.1 17.9 18.4 19.0 18.9 △ 1.2% Import 11.8 13.7 13.2 13.7 3.3 3.7 3.6 3.1 △ 4.6% 　 Incl. Semi-Product 19.4 22.7 22.1 23.6 5.7 6.1 6.5 5.3 △ 4.4% Shipbuilding Construction Automobile 2H production declines due to the seasonal effect and expiry of purchasing tax cut Construction to continuously drop as orders come down due to sluggish shipping/shipbuilding economy Construction investment to gradually go up as private housing orders pick up 1,071 1,124 835 1,081 ‘16.1Q 2Q 3Q 4Q 【Production】 (thousand units) 7.8 6.5 5.5 5.7 ‘16.1Q 2Q 3Q 4Q 【Construction】 (million GT) * Clarkson(2016.9), POSRI(2016.10) ‘16.1Q 2Q 3Q 4Q 9.6% 10.8% 7.9% 4.7% 【Investment】 (YoY) * POSRI(2016.10) * Korea Automobile Manufacturers Association (Oct 2016), POSRI(Oct2016) * The Bank of Korea (Oct 2016) , POSRI(Oct 2016) Appendix#1. Business Environment Market Environment Domestic Demand Outlook

Appendix#1. Business Environment

Market Environment

China's Steel Economy

"Steel price remains firm as overcapacity from China eased"

- ✓ Overcapacity to ease as reduction of obsolete facilities is on the way to meet the target within the year and restocking demand tends to increase due to the completion of inventory adjustment
- ✓ Steel price remains strong with an upward tendency as an increase in raw material price such as coking coal price hike

【China's Steel Price and Steel PMI】


Domestic HR Price ($/ton)
335
308
296
306
309
369
437
425
390
398
419
425
432
Steel PMI(million tons)
9.6
9.2
8.6
9.1
12.6
11.5
9.1
9.5
9.0
8.9
9.4
9.4
9.5
'15.10
11
12
'16.1
2
3
4
5
6
7
8
9
10

* CRU(2016.10), Mysteel(2016.10)

Steel Demand in Major Countries

"Global demand to increase in 2017 due to strong growth in emerging countries"

- ✓ Demand from China continues to fall off due to slowdown in economic growth and depression in investment and construction sector
- ✓ Advanced countries to recover in demand, and emerging countries, including India, SE Asia are expected steady demand of 5~6% growth

【 Steel Demand Outlook for Major Countries 】

(million tons)

	2014	2015	2016(f)	YoY	2017(f)	YoY
US	107.0	96.1	95.0	△1.2%	97.8	3.0%
EU	149.3	153.6	154.8	0.8%	156.9	1.4%
China	710.8	672.3	665.6	△1.0%	652.3	△2.0%
India	76.1	80.1	84.4	5.4%	89.1	5.7%
ASEAN	62.1	65.1	70.5	8.3%	75.0	6.3%
MENA	72.5	72.0	72.4	0.6%	73.3	1.2%
Global	1,544	1,499	1,501	0.2%	1,510	0.5%

* World Steel Association(2016.10)

POSCO Earnings Release | October 26, 2016

posco

Appendix#1. Business Environment

Raw Materials

Iron Ore	
2016.3Q	Iron ore price increased from 2Q, with stable steel price, as purchasing demand for iron ore from steelmakers went up
2016.4Q	**"Fine ore to move within CFR $57/ton"** Price is to fall slightly considering the fact that purchasing demand is sluggish due to margin squeeze from raw material price spike, while supply is expected to increase due to the Ramp-up plans of major suppliers

Coking Coal	
2016.3Q	Coal price shoot up to U$213/ton (9/30), resulting from demand increased in import from China by Chinese government's coal production regulation and decrease of supply due to mine's collapse in Australia
2016.4Q	**"Hard coking coal to move around FOB $215/ton"** Price is to slightly fall in December after maintaining high level until production normalization of mine in Australia (~11/E). But it is possible to go up due to heavy rain and snowfall in each Australia and Canada


[Iron Ore Price]
(US$/ton)
74
62
59
55
47
48
56
59
57
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q(f)

* 62% Fe IODEX CFR China (Quarterly Spot Average)


[Coking Coal Price]
(US$/ton)
111
105
88
84
77
77
90
134
215
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q(f)

* Premium Low Vol HCC FOB Australia (Quarterly Spot Average)

POSCO Earnings Release | October 26, 2016
posco

POSCO Earnings Release ｜October 26, 2016 구 분 2015.3Q 2016.2Q 2016.3Q QoQ Revenue 13,996 12,857 12,748 △109 Gross Profit 1,570 1,569 1,962 393 (Gross Margin) (11.2%) (12.2%) (15.4%) SG&A 918 891 928 37 Operating Profit 652 679 1,034 355 (Operating Margin) (4.7%) (5.3%) (8.1%) Other Operating Profit △489 △13 △154 △141 Share of Profit (loss) of Equity-accounted investees △323 112 △71 △183 Finance Items Gains △616 △509 △128 381 Foreign Currency Transaction & Translation Gains (loss) △380 △112 35 147 Net Income △658 221 476 255 (Net Margin) (△4.7%) (1.7%) (3.7%) Owners of the Controlling Company △542 292 539 247 Summarized Statements of Income Appendix#2. Financial Statements (billion KRW)

POSCO Earnings Release ｜October 26, 2016 구 분 2015.3Q 2016.2Q 2016.3Q QoQ Current Assets 31,553 28,718 27,457 △1,261 Cash Balance* 8,792 8,405 8,050 △355 Account Receivable 10,184 9,352 8,656 △696 Inventories 9,091 7,748 7,903 155 Non-Current Assets 51,649 50,678 49,606 △1,072 Other Long-term Financial Assets** 3,210 3,114 3,137 23 PP&E 34,690 34,020 33,310 △710 Total Assets 83,202 79,396 77,063 △2,333 Liabilities 38,203 34,261 31,850 △2,411 Current Liabilities 22,066 18,924 16,945 △1,979 Non-Current Liabilities 16,138 15,338 14,905 △433 (Interest-bearing Debt) 27,331 24,026 21,761 △2,265 Equity 44,999 45,134 45,213 79 Owners of the Controlling Company 41,044 41,501 41,666 165 Total Liabilities & Equity 83,202 79,396 77,063 △2,333 (billion KRW) Consolidated Statements of Financial Position Appendix#2. Financial Statements * Cash Balance: Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities ** Including Other bonds